UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 29, 2007

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The Company’s parent Company, Priortech Ltd (“Priortech”)., which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, a new accounting standard (Accounting Standard No. 30 of the Israel Accounting Standard Board which was published in March 2007 (the “Standard”)). The Standard is based on the International Accounting Standard No. 38 which determines the accounting treatment, realization, measurement and disclosure demands regarding intangible assets.

Until the standard became valid, the current practice in Israel has been to write off research and development expenses in the profit and loss statement.

According to the Standard, development expenses for adaptation of existing products and applications will continue to be written-off in the profit and loss statements. Development of new products and new implementations will be capitalized as an asset as long as they comply with the conditions set fourth in the Standard. These conditions include, amongst other things, technology feasibility evidence; intention and ability to complete development of the intangible assets and to use it or sell it; expectation of future economic benefits from the intangible asset; existence of technical resources; financial resources and the ability to measure the expenses which can be attributed to the asset during its development.

Intangible assets with defined useful lifetime are depreciated. The depreciation time and method will be examined each year. Intangible assets with undefined useful lifetime are not depreciated. The Standard determines that the Company should assess value depreciation of each intangible asset once a year, or at any time there is a sign, which shows the need of depreciation.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statement for June 30, 2007 is NIS 17,562 thousands or US$ 4,196 thousands.

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Another item of disclosure on Priortech’s reports reflects the fact that on March 31, 2007, Camtek opened forward positions in US Dollars on the NIS exchange rate, that were as displayed in the following table:

Amount	Repayment date	Transaction date	Exchange Rate NIS/US$	Fair Value

$500,000	26.07.07	08.05.07	3.95	NIS	106
$500,000	28.08.07	08.05.07	3.95	NIS	850
$500,000	25.09.07	08.05.07	3.95	NIS	1,700
$500,000	26.10.07	08.05.07	3.95	NIS	2,250
$500,000	27.11.07	08.05.07	3.95	NIS	3,400
$500,000	24.12.07	08.05.07	3.95	NIS	4,249
$500,000	24.12.07	07.06.07	4.3	NIS	(26,131)
$500,000	24.12.07	07.06.07	4	NIS	6,373
$500,000	24.12.07	09.05.07	3.95	NIS	(5,523)

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